UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026 (Report No. 6)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Explanatory Note

As previously disclosed, on April 6, 2026, Qtrex Quantum Ltd. (formerly Inspira Technologies OXY B.H.N. Ltd) (the “Company”) closed an Asset Purchase Agreement with the Additive Manufacturing Electronics (“AME”) and Fabrica product lines, a subsidiary of Nano Dimension Ltd. (Nasdaq: NNDM). The transaction involved the acquisition of specific assets, including intellectual property, equipment, inventory, and customer contracts relating to AME and Fabrica businesses.

Filed herewith as Exhibit 99.1 are audited abbreviated financial statements for the AME Product Lines of Nano Dimension Ltd., as of and for the years ended December 31, 2024 and December 31, 2025. In addition, filed herewith as Exhibit 99.2 are unaudited pro forma condensed combined balance sheet and statement of income for the Company as of December 31, 2025.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit
23.1	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
99.1	Abbreviated Financial Statements of Additively Manufactured Electronics and Fabrica Product Lines for the years ended December 31, 2024 and December 31, 2025.
99.2	Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Income of Qtrex Quantum Ltd. for the year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: May 27, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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